Exhibit 99.8

Company	Wolseley PLC
TIDM	WOS
Headline	Director/PDMR Shareholding
Released	13:17 28-Oct-05
Number	3230T

RNS Number:3230T
Wolseley PLC
28 October 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS / PERSONS DISCHARGING MANAGERIAL RESPONSIBILTIES AND CONNECTED PERSONS

The Wolseley plc 2002 Long Term Incentive Scheme ('LTIS') – 2005 Award

Wolseley plc announces that on 28 October 2005 a conditional allocation of ordinary shares of 25p each in the capital of the Company was made under the LTIS to 99 Senior Executives, including 7 Executive Directors and Persons Discharging Managerial Responsibilities. These shares will only vest upon the achievement of certain corporate performance targets measured over a three year period. No consideration is payable either at allocation or on vesting of all or part of the awards.

The following table shows the conditional allocation made under the LTIS on 28 October 2005.

Name	Conditional allocation made 28 October 2005

C A Banks	106,862
A Barden	18,994
F N Hord	35,347
C A S Hornsby	50,406
R H Marchbank	27,817
S P Webster	42,147
M J White	10,869

For further information please contact:

Mark J White
Group Company Secretary and Counsel
0118 929 8700

ends.